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03012908

'NITED STATES
D EXCHANGE COMMISSION
üngton, D.C. 20549

SEC FILE NUMBER	
8-	50959

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 5 2003

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/01/02___ AND ENDING ___12/31/02___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wasserman & Associates, Inc.

OFFICIAL USE ONLY
45085
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 Chestnut Rd. - Suite 104
(No. and Street)

Myrtle Beach   SC   29572-5504
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas K. Wasserman   561-738-0113
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donna M. Sotillo, CPA
(Name — if individual, state last, first, middle name)

6605 S. Dixie Highway - Suite 200 - West Palm Beach, FL 33405
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 1 2003

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____Thomas K. Wasserman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Wasserman & Associates, Inc._____, as of

_____December, 31_____, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____CFO_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A statement stating that the audit did not contain any material differences between the audited and unaudited computation of net capital.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

<table>
<tr><td>FORM
X-17A-5</td><td><h1>FOCUS REPORT</h1>(Financial and Operational Combined Uniform Single Report)
<h2>Part IIA Quarterly 17a-5(a)</h2>INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17</td></tr>
</table>

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer: WASSERMAN & ASSOCIATES, INC.
                                                                      [0013]   SEC File Number: 8- 50959
                                                                                                            [0014]
Address of Principal Place of   618 CHESTNUT RD., SUITE 104
Business: [0020]
                                                                                      Firm ID: 45065
                                      MYRTLE BEACH   SC   29572-   [0015]
                                        [0021] [0022]   5504
                                                            [0023]

For Period Beginning   1/01/02   And Ending   12/31/02
                          [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: Thomas K. Wasserman   Phone: 561-738-0113
                  [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____   Phone: _____
            [0032]   [0033]
Name: _____   Phone: _____
            [0034]   [0035]
Name: _____   Phone: _____
            [0036]   [0037]
Name: _____   Phone: _____
            [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   ☒ [0042]

SOTILLO & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report

Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the accompanying statement of financial condition of Wasserman &
Associates, Inc. as of December 31, 2002, and the related statements of income, changes
in stockholder's equity, changes in liabilities subordinated to claims of general creditors,
and cash flows for the year then ended. These financial statements are the responsibility
of management. Our responsibility is to express an opinion on these financial statements
based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit also includes
examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial
statement presentation. We believe that our audit provides a reasonable basis for our
opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Wasserman & Associates, Inc. as of December 31,
2002 and the results of operations and cash flows for the year then ended in conformity
with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedule I is presented for
purposes of additional analysis and is not a required part of the basic financial statements,
but is supplementary information required by rule 17a-5 of the Securities and Exchange
Commission. Such information has been subjected to the auditing procedures applied in
the audit of the basic financial statements and, in our opinion, is fairly stated in all
material respects in relation to the basic financial statements taken as a whole.

Sotillo & Company
West Palm Beach, FL
February 26, 2003

ASSETS

Consolidated ○ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	65,440 [0200]		65,440 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	37,479 [0295]		
	B. Other	17,224 [0300]	. [0550]	54,703 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities			

See Accompanying Notes to the Financial Statements

		[0160]						0
7.	Secured demand notes market value of collateral:				[0470]		[0640]	[0890]

A. Exempted securities

		[0170]

B. Other securities

		[0180]

8. Memberships in exchanges:

A. Owned, at market

		[0190]

B. Owned, at cost

		[0650]

C. Contributed for use of the company, at market value — [0660] — 0 [0900]

9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]

10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]

11.	Other assets	[0535]	10,546 [0735]	10,546 [0930]

12.	TOTAL ASSETS	120,143 [0540]	10,546 [0740]	130,689 [0940]

See Accompanying Notes to the Financial Statements

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	67,239 [1114]	[1315]	67,239 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	5,246 [1205]	[1385]	5,246 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders	[0990]		
C. Pursuant to secured demand note collateral			

See Accompanying Notes to the Financial Statements

agreements:

| | | [1420] | 0 [1730] |

1. from outsiders

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value

| | | [1430] | 0 [1740] |

E. Accounts and other borrowings not qualified for net capital purposes

| | [1220] | [1440] | 0 [1750] |

| 20. TOTAL LIABLITIES | 72,485 [1230] | 0 [1450] | 72,485 [1760] |

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners _____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	59,548 [1793]
D. Retained earnings	(1,344) [1794]
E. Total	58,204 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	58,204 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	·130,689 [1810]

See Accompanying Notes to the Financial Statements

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:

    a. Commissions on transactions in exchange listed equity securities executed on an exchange   131,903 [3935]

    b. Commissions on listed option transactions   24,081 [3938]

    c. All other securities commissions   823,216 [3939]

    d. Total securities commissions   979,200 [3940]

2. Gains or losses on firm securities trading accounts

    a. From market making in options on a national securities exchange   [3945]

    b. From all other trading   [3949]

    c. Total gain (loss)   0 [3950]

3. Gains or losses on firm securities investment accounts   [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   152,219 [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   [3975]

8. Other revenue   44,663 [3995]

9. Total revenue   1,176,082 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   32,500 [4120]

11. Other employee compensation and benefits   926,795 [4115]

12. Commissions paid to other broker-dealers   [4140]

13. Interest expense   [4075]

    a. Includes interest on accounts subject to subordination agreements   [4070]

14. Regulatory fees and expenses   4,323 [4195]

See Accompanying Notes to the Financial Statements

| 15. | Other expenses | 211,525 |
| | | [4100] |

| 16. | Total expenses | 1,175,143 |
| | | [4200] |

NET INCOME

| 17. | Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16) | 939 |
| | | [4210] |

| 18. | Provision for Federal Income taxes (for parent only) | |
| | | [4220] |

| 19. | Equity in earnings (losses) of unconsolidated subsidiaries not included above | |
| | | [4222] |

| | a. | After Federal income taxes of | | [4238] |

| 20. | Extraordinary gains (losses) | |
| | | [4224] |

| | a. | After Federal income taxes of | | [4239] |

| 21. | Cumulative effect of changes in accounting principles | |
| | | [4225] |

| 22. | Net income (loss) after Federal income taxes and extraordinary items | 939 |
| | | [4230] |

MONTHLY INCOME

| 23. | Income (current monthly only) before provision for Federal income taxes and extraordinary items | -1,790 |
| | | [4211] |

See Accompanying Notes to the Financial Statements

Wasserman & Associates, Inc.
Statement of Cash Flow
For the Year Ended December 31,2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	$ 939
Non cash Items Included in Net Income:	
Decrease in Accounts Receivable	21,839
Decrease in Accounts Payable	(10,009)
Decrease in Prepaid Expenses	6,204

NET CASH USED FOR OPERATING ACTIVITIES	$ 18,973

CASH FLOW FROM FINANCING ACTIVITIES:

Increase in Capital Withdrawals	(10,392)

NET CASH USED FOR FINANCING ACTIVITIES	$(10,392)
NET INCREASE (DECREASE) IN CASH	8,581
CASH AT BEGINNING OF YEAR	56,859
CASH AT END OF YEAR	$ 65,440

See Accompanying Notes to the Financial Statements

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period

    67,657 [4240]

    A. Net income (loss)

    939 [4250]

    B. Additions (includes non-conforming capital of

    ____ [4262])

    ____ [4260]

    C. Deductions (includes non-conforming capital of

    -0- [4272])

    (10,392) [4270]

2. Balance, end of period (From item 1800)

    58,204 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period

    [4300]

    A. Increases

    [4310]

    B. Decreases

    [4320]

4. Balance, end of period (From item 3520)

    0 [4330]

See Accompanying Notes to the Financial Statements

SOTILLO & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

<u>Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange
Commission</u>

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the accompanying financial statements of Wasserman & Associates,
Inc. as of and for the year ended December 31, 2002, and have issued our report thereon
dated February 26, 2003. Our audit was conducted for the purpose of forming an opinion
on the basic financial statements taken as a whole. The information contained in Schedule
I is presented for purposes of additional analysis and is not a required part of the basic
financial statements, but is supplementary information required by rule 17a-5 of the
Securities and Exchange Commission. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to the basic financial statements
taken as a whole.

Sotillo & Company
West Palm Beach, FL
February 26, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

    58,204
[3480]

2. Deduct ownership equity not allowable for Net Capital

    [3490]

3. Total ownership equity qualified for Net Capital

    58,204
[3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

        0
[3520]

    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

    0
[3525]

5. Total capital and allowable subordinated liabilities

    58,204
[3530]

6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

        10,546
[3540]

    B. Secured demand note deficiency

        [3590]

    C. Commodity futures contracts and spot commodities - proprietary capital charges

        [3600]

    D. Other deductions and/or charges

        [3610]

    -10,546
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

    0
[3630]

8. Net capital before haircuts on securities positions

    47,658
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. Contractual securities commitments

        [3660]

Schedule I

B. Subordinated securities
    borrowings   _____
                                                     [3670]

C. Trading and investment
    securities:

    1. Exempted securities   _____
                                                     [3735]

    2. Debt securities   _____
                                                     [3733]

    3. Options   _____
                                                     [3730]

    4. Other securities   _____
                                                     [3734]

D. Undue Concentration   _____
                                                     [3650]

E. Other (List)

    _____   _____
        [3736A]   [3736B]

    _____   _____
        [3736C]   [3736D]

    _____   _____
        [3736E]   [3736F]
                                    _____   _____
                                            0   0
                                         [3736]   [3740]

10. Net Capital   47,658
                                                                  [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   4,832
                                                                   [3756]

12. Minimum dollar net capital requirement of reporting broker or   5,000
     dealer and minimum net capital requirement of subsidiaries   [3758]
     computed in accordance with Note(A)

13. Net capital requirement (greater of line 11 or 12)   5,000
                                                                   [3760]

14. Excess net capital (line 10 less 13)   42,658
                                                                   [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   40,409
                                                                   [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of   72,485 0
     Financial Condition   [3790]

17. Add:

     A. Drafts for immediate credit   _____
                                                     [3800]

Schedule I

B. Market value of securities
borrowed for which no equivalent
value is paid or credited

_____ [3810]

C. Other unrecorded amounts(List)

_____ [3820A]	_____ [3820B]	
_____ [3820C]	_____ [3820D]	
_____ [3820E]	_____ [3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness
$\qquad$ 72,485 [3840]

20. Percentage of aggregate indebtedness
to net capital (line 19 / line 10)
% _____ 152 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)
% _____ 0 [3860]

Schedule I

SOTILLO & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report
On Exemptive Provision Under Rule 15c 3-3

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the accompanying financial statements of Wasserman & Associates,
Inc. as of and for the year ended December 31, 2002 and have issued our report thereon
dated February 26, 2003. Our audit was conducted for the purpose of forming an opinion
on the basic financial statements taken as a whole. As of the date of the financial
statements all customer transactions cleared through another broker-dealer on a fully
disclosed basis and no facts came to our attention to indicate that this was not complied
with since the last audit of the financial statements.

Sotillo & Company
West Palm Beach, FL
February 26, 2003

EXEMPTIVE PROVISIONS

25.   If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k) (1)--Limited business (mutual funds and/or variable annuities only)   ☐ [4550]

    B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained   ☐ [4560]

    C. (k) (2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)   ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC Dain Rauscher Inc. [4335A2]	All [4335B]
8- ___ [4335C]	___ [4335C2]	___ [4335D]
8- ___ [4335E]	___ [4335E2]	___ [4335F]
8- ___ [4335G]	___ [4335G2]	___ [4335H]
8- ___ [4335I]	___ [4335I2]	___ [4335J]

    D. (k) (3)--Exempted by order of the Commission   ☐ [4580]

See Accompanying Notes to the Financial Statements

SOTILLO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

In planning and performing our audit of the financial statements of Wasserman & Associates, Inc. for the year ended December 31, 2002, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Wasserman & Associates, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserves required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control to assess whether those practices and procedures can be expected to achieve the Commission's above – mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Sotillo & Company
West Palm Beach, FL
February 26, 2003

Wasserman & Associates, Inc. is a Stock and Bond Brokerage Firm located in Myrtle Beach, S.C. All customer accounts are carried with Dain Rauscher Incorporated.

Note 1 – Accounting Policies
(a) Revenue Recognition – Wasserman & Associates, Inc. generates commission income from sales of stocks, bonds, mutual funds and insurance. Commissions from security transactions of the Company are recorded on a trade date basis. Commissions from other transactions are recorded on a settlement date basis.

Note 2 – Accounts Receivable
Commissions due from brokers in the normal course of business.

Note 3 – Net Capital Requirements
The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2002, the Company had net capital of $ 47,658 which was $ 42,658 in excess of its required net capital of $ 5,000. The Company's net capital ratio was 1.52 to 1.

SOTILLO & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

6605 SOUTH DIXIE HIGHWAY, SUITE 200
WEST PALM BEACH, FLORIDA 33405
PHONE (561) 547-5730
FAX (561) 547-4720

Independent Auditor's Report
On No Material Differences between Audited
and Unaudited Statements

Board of Directors
Wasserman & Associates, Inc.
618 Chestnut Rd., Suite 104
Myrtle Beach, SC 29572-5504

We have audited the financial statements of Wasserman & Associates, Inc. as of and for
the year ended December 31, 2002 and have issued our report thereon dated February 26,
2003. Our audit was conducted for the purpose of forming an opinion on the basic
financial statements taken as a whole.

The audited financial statements of Wasserman & Associates, Inc. as of December 31,
2002 were not materially different from the unaudited reports for the same period.

Sotillo & Company
West Palm Beach, FL
February 26, 2003